SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of  July, 2007

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

VCP maintains EBITDA margin despite the negative impact of
currency appreciation

Key Indicators (in million US$)	2Q07	1Q07	Chg % 2Q07/1Q07	2Q06	Chg % 2Q07/2Q06	6m07	6m06	Chg %
Net Sales	315	341	-8%	321	-2%	656	621	5%
Domestic	170	172	-1%	162	5%	342	311	10%
Exports	145	169	-14%	159	-9%	314	310	1%
EBITDA (including Conpacel1)	113	123	-8%	128	-12%	236	235	0%
% EBITDA Margin (incl. Conpacel1)	36%	36%		40%		36%	38%
Net Income	121	754	-84%	99	22%	875	191	358%
EPS[2] in US$	0.59	3.69	-84%	0.48	24%	4.28	0.96	346%
Pulp sales, ‘000 tons	269	255	5%	234	15%	524	459	14%
% Exports	83%	83%		92%		83%	93%
Paper sales, ‘000 tons	113	159	-29%	158	-28%	273	313	-13%
% Domestic	87%	69%		74%		76%	71%
Net Debt (incl. 50% Ripasa)[3]	1038	880	18%	950	9%	1038	950	9%
Net Debt[3] to Equity %	30%	28%		41%		30%	41%
(1)	Consolidated EBITDA with 50% of Conpacel (former Americana unit of Ripasa) reported as from January/07 only. Data from 2Q06 and 1H06 do not include the stake in Conpacel.
(2)	Earnings per share (net income in million US$ / total no. excluding treasury shares).
(3)	Net Debt includes 50% of Ripasa’s net debt as from January/07 only. Data from 2Q06 and 1H06 do not include the stake in Ripasa.
Second Quarter Highlights
Pulp	• • •
Pulp market remained firm during the quarter with strong demand in all regions and reduced supply on low level of global inventories.
Eucalyptus pulp prices increased US$20/ton as of June/07.
Total pulp sales increased 15% YoY and 5% QoQ to 269,000 tons.

Paper	• •
Increased local prices for uncoated papers during the quarter while coated papers prices were negatively impacted by exchange rate appreciation and imported products.
Paper average price increased 15% YoY driven mostly by better product and market mix, despite the 28% drop in paper sales volume to 113,000 tons, with the extinction of Luiz Antonio and Mogi volumes.

Results	• • •
Consolidated EBITDA margin remained at 36% compared to 1Q07, despite the negative impact of 6% currency appreciation and lower paper volumes, which were offset by the better product and market mix and continued fixed cost reduction.
Exchange rate appreciation contributed to improved financial result, boosting net income by 22% year-on-year to US$121 million.
Standard & Poor’s raised the company’s investment grade rating to BBB from BBB- .
Strategic Positioning	• • • •
Projeto Horizonte (MS): scope redefinition of the pulp mill in Três Lagoas at competitive costs.
Jacareí paper mill (SP): announcement of the joint-venture with the Finnish company Ahlstrom.
Mogi das Cruzes (SP): sale concluded on May 2, 2007.
Conpacel (SP): improving operational performance.

1/17

São Paulo, July 17, 2007 - VOTORANTIM CELULOSE E PAPEL S.A. (VCP) (NYSE: VCP; BOVESPA: VCPA4), one of the largest pulp & paper producers in Latin America, announced today its results for the second quarter of 2007 (2Q07). The operating and financial information herein, unless otherwise indicated, is presented on a consolidated basis and in US dollars in accordance with US GAAP. This report does not include the proportional consolidation of Aracruz Celulose S.A. (12.4%) and Ripasa S.A. Celulose e Papel (50%), whose results were accounted for using the equity method, unless otherwise indicated.

Net Operating Revenue and Sales Volume
2Q07 total pulp and paper sales volume reached 382,000 tons, posting a 3% decrease compared to the same period last year primarily due to the impact of the Luiz Antonio mill swap and the sale of Mogi das Cruzes unit, which was partially offset by the additional volumes originated from Conpacel (the new denomination for the Americana mill) as from Sep/06. The average price increased 1% in the same period resulting in total net revenues of US$315 million, down 2% YoY.
Compared to 1Q07, total sales volume was 8% lower, as a result of full impact of the Luiz Antonio mill swap as from February 1st, 2007, affecting 2Q07 volumes, which was partially offset by better seasonal demand and the higher volume of pulp. Despite the 14% increase in paper prices and 2% in pulp prices, average price remained flat due to the greater share of pulp in our product mix. As a result sales revenue fell 8% QoQ.

Paper accounted for 50% of total 2Q07 sales revenue and pulp, 50%. In 1Q07, these ratios were 57% and 43%, respectively, a change due to Luiz Antonio mill swap and the sale of Mogi das Cruzes. For the same reason, pulp accounted for 70% of 2Q07 total sales volume and paper 30%. In 1Q07 these ratios were 62% and 38%, respectively. In 2Q06 these ratios were 60% and 40%, respectively.

In 2Q07, export volume was equivalent to 62% of total sales volume, lower than the 66% reported in 2Q06, as a result of the higher share of pulp in the domestic market with the creation of Conpacel and the Luiz Antonio mill swap. Export revenue accounted for 46% of total revenue in 2Q07 compared to 50% in 1Q07 and 49% in 2Q06.

2/17

Pulp
In 2Q07, pulp sales volume was up 15% compared to 2Q06, totaling 269,000 tons, driven by the additional volume of Conpacel (former Americana). As a result, the revenue arising from these sales was 22% higher YoY, totaling US$157 million, also sustained by the 6% average price increase.

Compared to 1Q07, sales volume rose 5% as a result of the greater global demand, especially the Asian market.

Second quarter of 2007 was marked by continued favorable market conditions with strong demand and reduced supply, allowing a US$20 increase in eucalyptus pulp list prices in June in the USA and Europe, as well as the consolidation of transaction prices in Asia. This increase was fully implemented to the following levels: US$700/ton in Europe, US$735/ton in North America and US$650/ton in Asia. The pulp segment is undergoing a structural change in terms of costs and geography, and the imbalance between supply and demand is being caused by a series of factors, such as shortage of wood supply in the Northern Hemisphere, climate changes, the US dollar depreciation and the shutdown of high-cost capacity. These factors have also contributed to support the price gap between hardwood and softwood fiber at the current US$100/ton level, which when coupled with other factors, such as the lack of birch in Scandinavia and increases in wood export taxes in Russia, have increased the fiber substitution process.

VCP’s pulp inventory levels were equivalent to 37 days at the end of 2Q07. In the beginning of the quarter, inventory levels were equivalent to 36 days. This increase was due to inventories build up in China and the preparation for the maintenance shutdown in Jacareí expected to take place in the third quarter.

Domestic market - Compared to 2Q06, pulp sales volume in the domestic market increased 159%, driven by the additional volumes originated from Conpacel that were directed to local clients. Compared to 1Q07, sales volume increased 5%. Local market CIF prices averaged R$1,038 per ton in 2Q07, compared to R$1,098 in 1Q07 (R$1,072 in 2Q06).

Export market - 2Q07 volume was 3% higher than in 2Q06, with 8% price increase in dollars driven by international price increases. Compared to 1Q07, revenues posted a 8% growth due to a 6% increase in sales volume and a 2% increase in average prices.

3/17

Paper
The 2Q07 paper volume was impacted by the swap of the Luiz Antonio mill, which was transferred to International Paper, on February 1st, 2007; and the sale of the Mogi das Cruzes mill, on May 2, 2007. The total paper sales volume in the period amounted to 113,000 tons, a 29% decrease compared to 1Q07 and a 28% reduction compared to 2Q06. The extinction of the Luiz Antonio and Mogi sales was partially offset by Conpacel’s (former Americana) additional volumes.

The average paper price was up 14% compared to 1Q07 and 15% compared to 2Q06, driven by the changes in the sales mix with a higher share of value-added papers in the domestic market (coated and special) after the swap of the Luiz Antonio mill, which only produced uncoated papers. As a result paper net revenue decreased 19% compared to 1Q07 and 18% compared to 2Q06, amounting to US$158 million. The Luiz Antonio mill swap also affected paper exports, which prices decreased 6% compared to 1Q07 and 7% compared to 2Q06.

Domestic market - Despite Conpacel’s additional volumes and improved seasonal effects, sales in the domestic market were affected by the Luiz Antonio mill swap and sale of Mogi, posting a decrease of 15% YoY and 10% reduction QoQ. The average price of papers in the domestic market, however, rose 8% QoQ and 12%

YoY, driven primarily by better uncoated paper pricing and the improvement in the value-added mix.

Uncoated papers: compared to 2Q06, uncoated papers recorded a 42% decrease in sales volume, primarily due to the disposal of Luiz Antonio mill. However, average price increased 14% in the same period, mostly due to VCP’s efforts to improve its mix of customers and segments based on its lower sales volume.
Coated paper: compared to 2Q06, sales volume increased 30% due to Conpacel’s additional volumes. Prices were however, up only 2%, pressured by competition with imported products, which were boosted by the foreign exchange rate drop.
Special paper: sales volume dropped 6% compared to 2Q06, with a 9% increase in average prices, primarily impacted by the sale of the Mogi das Cruzes mill (May 2007) and the competition with imported products.

Export market - The additional volumes from Conpacel were not enough to offset the smaller product availability from the Luiz Antonio mill and accordingly export sales volume decreased 65% compared to 2Q06 and 71% compared to 1Q07, when we were already selling Conpacel’s products. CIF prices averaged US$868/ton, compared to US$920/ton in 1Q07, due to the deterioration of customers and market mix with lower sales volume.

4/17

Pulp Production Cash-cost
Pulp production cash-cost in 2Q07 was US$223/ton, up 5% compared to 1Q07 and 4% over 2Q06. This change was primarily due the negative effect of exchange rate appreciation, since most of the cost is denominated in local currency, and partially offset by fixed costs reduction as well as lower specific consumption of inputs and fuel oil.
When considering Conpacel’s production costs, VCP's total pulp production cash-cost increases to US$227/ton, resulting from lower gains of scale and higher fixed costs of that mill. Variable costs accounted for approximately 83% of VCP’s total pulp production cash-cost, and fixed costs, 17%.

Operating Result
2Q07 gross profit declined 9% to US$111 million QoQ mostly caused by lower sales volume (-8%). 2Q07 gross margin was 35%, compared to 36% posted in 1Q07, driven by the higher portion obtained of the resale products of Conpacel, with lower margins, and higher cash cost in dollar terms, partially offset by the decrease in depreciation expense (swap of Luiz Antonio and sale of Mogi das Cruzes).

Compared to 2Q06, when gross profit was US$122 million, with a 38% gross margin, this reduction is mainly due to the higher cash cost, to the resale products of Conpacel, which were not resold in the second quarter last year, to the 4% salary increase related to union agreement (beginning October 2006), as well as with higher costs for the paper production in the Piracicaba mill, with pulp purchases now being at market prices. Those events were partially offset by the lower depreciation expense. As for the same aforementioned reasons, the average unit cost of sales in US$/ton grew 1% QoQ and 5% YoY.

2Q07 selling expenses totaled US$34 million, down 6% compared to 1Q07 and up 3% over the same period last year. The reduction compared to 1Q07 was driven mainly by the decrease in paper export volumes (-29%) which have a higher cost for export logistics. As as percentage of net revenues, these expenses remained flat at 11% compared to 1Q07 and were 10% in 2Q06.

In comparison to 2Q06, general and administrative expenses decreased by 7% or US$1 million in absolute terms to US$ 14 million. As a percentage of net revenues, these expenses fell to 4% from 5% in 2Q06. This change is explained by the cost reduction efforts implemented in 2006 and continued in 2007 coupled with the effect of Luiz Antonio disposal and the sale of Mogi das Cruzes, partially offset by the negative impact of the exchange rate appreciation and the salary adjustment resulting from the annual wage increase of 4% (beginning October 2006). Compared to 1Q07, these expenses remained flat at US$14 million. Other operating expenses reached US$ 26 million, compared to US$975 million in 1Q07. The change is explained by the non-recurrent gain on the exchange of assets from the Luiz Antonio mill recorded in the previous quarter as well as by final adjustments to that gain of US$ 34 million and by the non-recurrent gross capital gain of US$ 9 million related to the sale of Mogi mill in the quarter. Therefore, operating profit in 2Q07 stood at US$37 million compared to US$1,047 million reported in 1Q07.

EBITDA

2Q07 EBITDA consolidating Conpacel and adjusted by the non-recurrent expenses, stood at US$113 million, down 8% compared to the previous quarter. The EBITDA margin was stable at 36% QoQ, despite the negative impact of the exchange rate appreciation over local denominated costs, fully offset by the higher local prices and by the greater pulp share in the sale mix, with lower production cost.

5/17

Adjusted EBITDA when considering only the effect of the resale of products originated from Conpacel, acquired at market prices less commercial and distribution expenses, amounted to US$ 95 million in 2Q07, down 13% QoQ. The reduction is mainly explained by: (i) lower paper sales, (ii) lower margin obtained from the resale of products originated from Conpacel, which are not purchased at cost prices; (ii) average exchange rate drop of 6% QoQ, and (iii) purchase of market pulp for the Piracicaba mill (instead of transferring pulp from Luiz Antonio at cost price). The table below shows the adjustments to EBITDA mentioned above:

US$ million	2Q07	1Q07
Operating profit	37	1047
(+) depreciation	33	39
(+) non-recurrent other operating expenses*	25	(977)
EBITDA reported**	95	109
(+) Effect of Conpacel***	18	14
EBITDA consolidated w/ Conpacel	113	123
EBITDA margin incl. Conpacel %	36%	36%

Notes:
* 2Q07 include US$34m expenses related to adjustments to the asset swap gain and US$9m gain related to the sale of Mogi das Cruzes mill. 1Q07 include the US$989m gain on the asset swap and US$12m expenses related to the goodwill amortization originated from the sale of Embu mill (Ripasa).
** EBITDA considering only the distribution margin of Conpacel products
*** Remaining portion of Conpacel’s margin (production margin)

Effect of the Resale of Conpacel’s Products
Conpacel is the new denomination for the Americana mill which is the largest of all four Ripasa’s units and represents 100% of its market pulp production, printing & writing papers, both coated and uncoated.
In September 2006, VCP initiated a pre-consortium operation in which it purchases 50% of the products of Conpacel, at market prices, and resells it through its own brands and commercial channels. As a result of the resale, VCP’s cost of sales reflects the production costs of VCP plus the acquisition cost of the products from Conpacel. Therefore, the operating profit of VCP incorporates only part of Conpacel’s operating margin, which is the distribution margin. The remaining portion of the Conpacel’s margin (production margin) is included within the equity income line of Ripasa. Such difference is eliminated in the consolidated EBITDA including Conpacel shown in this report as from the 1Q07.

Financial Result
Financial expenses for the quarter amounted to US$35 million compared to US$31 million posted in 1Q07 as a result of the lower cash generation implying in higher financing and therefore higher interests paid.
As a result of the 6% average currency appreciation over the higher financial exposure to US$, foreign exchange gains increased while financial income stood at US$26 million against US$30 million in 1Q07.

Net debt
This quarter for net debt purposes it should be considered that the positive impacts of cash generation in the period and the financial gains on currency appreciation were not enough to offset the dividend payment totaling US$136 million as well as the capex disbursements, mainly forest, and the final adjustment on the asset swap with IP. Consequently, VCP’s net debt reached US$935 million on June 30, 2007, a temporary increase compared to US$778 million on March 31, 2007. When consolidating 50% of Ripasa’s interest, net debt amounted to US$1,038 million on June 30, 2007.

It is important to highlight that irrespective of its investments and dividend policy, VCP maintained its net debt at approximately two times EBITDA (investment grade) and 30% of its shareholders’ equity including Ripasa’s portion.

Gross debt reached US$1,635 million on June 30, 2007 compared to US$1,504 million on March 31, 2007. This increase is explained by new debt issuances during the period. The average maturity of VCP’s net debt was 5.3 years, once again, demonstrating the sound position of our balance sheet.

6/17

VCP’s Debt (US$ million)	COST % p.y.	Mar 31, 2007	Jun 30, 2007%
SHORT TERM		397	459	28%
Real denominated [4]	TJLP + 3.6%	40	40	2%
Dollar denominated	5.1%	357	419	26%
LONG TERM		1,107	1,176	72%
Real denominated	TJLP + 3.8%	118	143	9%
Dollar (Bonds/others4 )	7.9%	257	255	16%
Dollars	LIBOR+0.7%	732	778	47%
TOTAL GROSS DEBT		1,504	1,635	100%
(-) CASH POSITION [3]		(726)	(700)
VCP NET DEBT		778	935
(+) 50% RIPASA net debt		102	103
Consolidated NET DEBT		880	1,038

LONG TERM DEBT AMORTIZATION	2008	2009	2010	2011	2012	After 2012
(US$ million)	53	147	307	215	83	371
(3) Included unrealized gain or loss from cross-currency interest rate swaps classified as long term liabilities.
(4) Includes BNDES loan denominated in a basket of currencies plus 3% to 4.5%p.y.

Equity from Affiliates
Although it has no impact on the cash position, the company recorded a consolidated equity income of US$20 million (US$15 million in 1Q07 and US$14 million in 2Q06). This amount is primarily comprised of US$15 million from Aracruz Celulose S.A. and US$6 million from Ripasa S.A. Celulose e Papel.

Income Tax
2Q07 effective income tax rate, excluding equity results, was 10% as compared to 33% in 1Q07 and 4% in 2Q06. The reduction QoQ is explained by the gain on the asset swap recorded in 1Q07 and the respective deferred income tax provision. Compared to the 2Q06 the increase is mainly related to the income tax attributable to financial income.

Net Income
Since we recorded the US$ 651 million net gain on the asset swap with IP in the 1Q07, net income in the 2Q07 stood at US$121 million, compared to US$754 million posted in 1Q07 and US$99 million in 2Q06. The increase as compared to 2Q06 resulted from the higher financial result and equity income from affiliates.

CAPEX
VCP invested US$74 million in 2Q07, of which US$50 million was in forestry (acquisition of land and forest planting and maintenance) and US$24 million in modernization, expansion and sustaining. The 50% participation in Ripasa represented an additional capex of approximately US$13 million in the quarter.

7/17

CAPEX VCP (US$ million)	YTD 2007	PLANNED FOR 2007
Expansion projects	15	38
Modernization	5	9
Forests	107	213
. São Paulo	31	44
. Rio Grande do Sul	21	59
. Três Lagoas (MS)	55	110
Maintenance, IT, others	21	48
TOTAL VCP	148	306
50% of Ripasa*	25	57
TOTAL VCP + 50% Conpacel	173	363
* Capex of Ripasa refers to Conpacel unit and is not included in VCP’s cash flow statements at the end of this report.
Divestments
Conclusion of the sale of Mogi das Cruzes

On May 2, 2007 VCP concluded the sale of its Mogi das Cruzes unit, in which VCP had 100% stake, to Mr. Emanuel Wolff, major shareholder of Comércio e Indústria Multiformas Ltda.. The total amount reached approximately US$ 29 million. This transaction generated a gain of US$9 million which is recorded in the non-operating income. Mogi das Cruzes mill has capacity to produce approximately 25,000 tons per year of industrial and special papers such as decorative papers, special packaging papers and special printing & writing papers.

Joint-venture in Jacareí for the paper assets
On May 9, 2007, VCP signed a joint venture agreement with the Finnish company Ahlstrom Corporation (Ahlstrom.) for the paper production in VCP’s facility located in Jacareí (SP). Ahlstrom will hold a 60% interest of this new joint venture for the paper assets in Jacareí mill and will disburse approximately US$113 million for such interest.

The special papers produced in this mill will be primarily directed to the labeling applications and flexible packaging markets, in which Ahlstrom will reinforce its worldwide leadership position. The paper assets of the joint venture have an annual production capacity of approximately 105,000 tons per year of uncoated wood-free papers, with capacity to convert up to 80,000 tons per year of coated papers.
It is important to note that the Jacareí facility is an integrated eucalyptus pulp mill with a production capacity of approximately 1.1 million tons per year, which is not part of the joint venture agreement. The parties also signed a long-term agreement whereby VCP will sell eucalyptus pulp, utilities and other services to the joint venture operations.

During this time, Jacareí mill activities as well as each company’s commercial activity in the market will follow their normal course. Under the terms of the agreement, Ahlstrom has an option to purchase the remaining share in the joint venture held by VCP after two years time.

The sale of Mogi and the joint venture in the Jacareí paper mill are part of VCP’s strategy to focus on the large scale growth of market pulp production and on the repositioning of its paper businesses.

8/17

Highlights of Conpacel’s performance
Since its acquisition in 2005 Ripasa has been going through a strong restrucuturing process involving management improvement, fixed costs reductions, assets divestments and productivity gains. This process has resulted in increased cash generation.

On the asset divestment front, three of the four mills belonging to Ripasa (Embu, Cubatão and Limeira) have small scale and produce cardboards and special papers that are not part of VCP’s core business. We have already sold our 50% stake in the Embu mill to Suzano in Mar/07 for US$ 20 million, and the other two are in process to be sold still this year.

The remaining mill refers to Conpacel, former Americana, which produces the pulp and white papers that fit perfectly in VCP’s product mix. This mill is adjusting its structure to become a benchmark in production costs within the sector. Fixed costs reduction, particularly headcount coupled with productivity gains, better forestry management and the pulp expansion by 70,000 tons to 630,000 tons this year have contributed to the increase in the EBITDA margin of Ripasa from 24% in 2005 to close to 36% in 1Q07 (considering the margin gained at VCP level with the resale), and may surpass VCP’s margins next year, even in an environment of continued currency appreciation.

Projeto Horizonte: Status update
Projeto Horizonte (Horizon Project) refers to the bleached eucalyptus pulp mill under construction in Três Lagoas, in the state of Mato Grosso do Sul. The mill, whose construction has started was sponsored by International Paper (IP), former owner of the project, had its scope redefined to be a nominal capacity of 1,300,000 tons per year of bleached eucalyptus pulp with a total estimated value of approximately US$1.5 billion.
Through the asset swap with IP, VCP in exchange, received a plant under construction, as a turnkey model in accordance with construction agreement signed between IP and Poyry Empreendimentos Industriais.
We expect the project learning curve to take place in accordance with the following:

Year	2007	2008	2009	2010	2011	Total
Learning curve production (1000 tons)	-	-	635	1,240	1,300	1,300

The project’s total area target is to reach approximately 225,000 hectares, including own and leased lands, out of which 146,000 hectares planted with eucalyptus. This forestry base will be sufficient to supply the first production line of the ‘Projeto Horizonte’. We estimate the average distance between the forestry areas and the industrial unit to be of 57 km.

Based on the estimated average distance and considering current raw material, energy, labor and other costs, including inbound and outbound logistical costs negotiated for the project, we expect total production cash cost added to transportation to Santos seaport (including handling at the port) to reach approximately US$190-210 per ton, 10-20% lower compared to Jacareí’s current production cost plus pulp transportation to Santos seaport.

VCP will sell approximately 160,000 tons per year of pulp to International Paper. This volume will be used for the production of paper, by IP, in a paper machine to be installed close to the pulp mill The remaining production volumes will be primarily exported following the current geographic distribution.

The start-up production of the pulp mill is expected to take place in May 2009.
Based on the aforementioned estimates and considering current fuel, energy, raw materials, labor, maintenance and other costs, VCP expects the projects’ internal rate of return to surpass the minimum required return.

Strategic Perspectives
VCP is progressing on its transformation plan focused on profitability in the present and sustainable growth in the future. The company was divided into two parts: VCP in the present and VCP of the future. In VCP of the present we are focusing on profitability in order to create healthy conditions for growth. Therefore we are undertaking several initiatives to improve the operational cash flow, to adjust the company’s structure to the growth in the pulp market and to mitigate the negative impact of the Real appreciation. Those initiatives include:

9/17

- Fixed cost reductions, with readequation to organizational structure;
- Variable cost reductions, principally in wood costs as we reduce our dependency on wood from third parties,
- Productivity gains mainly at Conpacel where we should achieve operating margins higher than VCP’s, besides the expansion of 35,000 tons of pulp (P-630), beginning 2008 in this unit;
- Expansion in special papers at Piracicaba, beginning next year and reinforcing the strong improvement in our paper sales mix related to value-added papers in the regional market;
- Divestiture process in non core small paper assets.

VCP of the future moves forward with its 2020 target of sustainable growth based mainly on the expansion of two growth fronts:

(i) by means of the asset swap with International Paper, VCP is investing in the new forestry pole located in Mato Grosso do Sul, market pulp capacity will increase by 1.3 million tons (Projeto Horizonte), already under construction, as from May 2009; (ii) by means of continued strong investments in the new forestry base being formed in the state of Rio Grande do Sul, where the company has also started a project (Losango), for which a social environment license has already been requested to permit the construction of a new industrial unit to support 1.3 million tons of market pulp early in the next decade. Additionally, by investing in these two new forestry poles, we make possible the acquisition of additional lands and local partnerships with third-parties for future expansions.

On those two fronts (present and future) VCP’s ensures sustainability to its business growth, while aiming to adding value to shareholders, in a capex disciplined manner, via providing a minimum 3% return per year above WACC. 2007 represents a year of continuity of these efforts and of a consolidation of these changes.

Capital markets
In 2Q07, the Company’s preferred shares (VCPA4) posted a 16% increase on the São Paulo stock market, while the Bovespa Index (Ibovespa) appreciated 19%. There were 35,000 trades in the quarter, involving approximately 22 million preferred shares, 10% higher than the previous quarter.

2Q07 daily trading volume averaged R$15 million on the Bovespa and US$12 million on the NYSE, jointly equivalent to 1.10% of the Ibovespa volume. VCPA4 had a 0.85% share of the Bovespa Index (May/Aug 2007) and 1.27% share of the Corporate Sustainability Index, ISE (Dec 2006/Nov 2007).
Period’s earnings per share totaled US$0.59.

10/17

VCP’s level III ADRs were up 24% in 2Q07, versus a 9% increase in the Dow Jones index. The Bloomberg Paper & Forest Index Europe posted a 2% drop and Bloomberg Paper & Forest Index US increased by 9% in 2Q07.

11/17

CONFERENCE CALLS & WEBCASTS

Portuguese July 18, 2007 Time: 09:00AM USEST (10:00AM Brasília time) Phone: + (55 11) 2101 4848 Replay: + (55 11) 2101 4848 Code: VCP	English July 18, 2007 Time: 10:00AM USEST (11:00AM Brasília time) Phone: +1 (973) 935 8893 Replay: +1 (973) 341 3080 Code: 8982391

Participants are requested to connect ten minutes prior to the time set for the conference calls.

Slides and Webcast

A slide presentation will be available for viewing and downloading on the IR section of our website www.vcp.com.br . The Conference Calls will be live broadcast over the Internet on the same website, remaining available after the event.

Replay

A conference call replay facility will be available from July 18 through 25, 2007.

In order to access the replay, dial the above mentioned numbers.

The statements contained in this release with respect to the Company’s business prospects, projected operating and financial results, and growth potential are merely forecasts based on expectations of its Management regarding the future of the Company. Such expectations are highly dependent on Brazil’s overall economic performance as well as industry and international market conditions and, therefore, subject to change.

Votorantim Celulose e Papel S.A. - VCP is one of the largest pulp & paper producers in Brazil in terms of net revenues and total assets, and one major Brazilian producer of printing & writing and specialty papers. It is an integrated pulp & paper Company with a highly efficient production cycle because it uses the most suitable technology for each process. VCP sells its products domestically and to more than 55 countries across all five continents.

12/17

Pulp revenue 7%

- Volume 5%
- Price/Mix 8%
- Exchange variation -5%

Paper revenue -19%

- Volume -29%
- Price/Mix 16%
- Exchange variation -1%

COGS(*) -5%

- Volume -8%
  - Pulp 3%
  - Paper -29%
- Unit cost/Mix 8%
- Exchange variation -5%

(*) without effects of depreciation expenses

Selling & Marketing -5%

- Volume -8%
- Unit cost/Mix 8%
- Exchange variation -5%

General & Administrative 1%

(*) Exchange variation effect 3%

123
14
-
Effect of Conpacel
109
8
-
Volume:
Paper (12)
Pulp 4
2
-
Price:
Paper (4)
Pulp 2
6
-
Cogs(**)
4
+
S&M
10
+
G&A
Revenue.......10
COGS..........(10)
S&M............(2)
G&A.............(1)
3
-
Exchange Variation
104
9
-
Effect on the sale of Mogi das Cruzes Mill
95
18
+
Effect of Conpacel
113
36%(*)
32%(*)
33%(*)
30%(*)
36%(*)
EBITDA consolidated w/ Conpacel 1Q07
EBITDA 1Q07
EBITDA 2Q07
EBITDA 2Q 07
EBITDA consolidated w/ Conpacel 2Q07

(*) Ebitda Margin
(**) Without effects of depreciation, amortization and depletion expenses
(***) Amounts expressed in US$ Million

778
25%(*)
95
-
Ebitda
50
+
Operational Assets and Liabilities variation
74
+
Capex
75
-
Financial result
136
+
Dividends paid
67
+
Exchange variation / Others
935
27%(*)
Net debt March 2007
Net Debt June 2007

(*) Net Debt/Shareholders equity
(**) Amounts expressed in US$ Million

13/17

Net Operating Revenues Variation
2nd QTR 2007 X 1st QTR 2007
	USGAAP
PRODUCTS	Tons		Net Revenue - US$ 000		Price - US$/ ton		QoQ %
	2Q07	1Q07	2Q07	1Q07	2Q07	1Q07	Tons	Revenue	Average Price
Paper
Domestic Sales
Uncoated	34,758	48,393	40,533	51,500	1,166	1,064	(28.2)	(21.3)	9.6
Coated	36,716	32,573	46,545	39,707	1,268	1,219	12.7	17.2	4.0
Special/Other	27,240	28,127	58,527	57,348	2,149	2,039	(3.2)	2.1	5.4
Total	98,714	109,093	145,605	148,555	1,475	1,362	(9.5)	(2.0)	8.3

Export Market
Uncoated	9,579	45,334	8,541	41,707	892	920	(78.9)	(79.5)	(3.1)
Coated	4,973	4,771	4,070	4,379	818	918	4.2	(7.0)	(10.8)
Special/Other	47	57	65	75	1,376	1,316	(17.2)	(13.5)	4.6
Total	14,600	50,162	12,676	46,161	868	920	(70.9)	(72.5)	(5.6)
Total Paper	113,314	159,255	158,282	194,716	1,397	1,223	(28.8)	(18.7)	14.2

Pulp
Domestic Sales	45,767	43,798	24,011	22,829	525	521	4.5	5.2	0.7
Export Market	223,062	211,261	132,577	123,025	594	582	5.6	7.8	2.1
Total	268,828	255,059	156,588	145,854	582	572	5.4	7.4	1.9

Total Domestic Sales	144,481	152,891	169,616	171,384	1,174	1,121	(5.5)	(1.0)	4.7
Total Export Market	237,661	261,423	145,254	169,186	611	647	(9.1)	(14.1)	(5.6)

TOTAL	382,142	414,314	314,870	340,570	824	822	(7.8)	(7.5)	0.2

2nd QTR 2007 X 2nd QTR 2006
	USGAAP
PRODUCTS	Tons		Net Revenue - US$ 000		Price - US$/ ton		QoQ %
	2Q07	2Q06	2Q07	2Q06	2Q07	2Q06	Tons	Revenue	Average Price

Paper
Domestic Sales
Uncoated	34,758	59,426	40,533	60,837	1,166	1,024	(41.5)	(33.4)	13.9
Coated	36,716	28,254	46,545	35,220	1,268	1,247	30.0	32.2	1.7
Special/Other	27,240	29,018	58,527	57,205	2,149	1,971	(6.1)	2.3	9.0
Total	98,714	116,697	145,605	153,262	1,475	1,313	(15.4)	(5.0)	12.3

Export Market
Uncoated	9,579	37,405	8,541	34,949	892	934	(74.4)	(75.6)	(4.6)
Coated	4,973	4,142	4,070	3,644	818	880	20.1	11.7	(7.0)
Special/Other	47	82	65	118	1,376	-	-	-	-
Total	14,600	41,629	12,676	38,712	868	930	(64.9)	(67.3)	(6.6)
Total Paper	113,314	158,326	158,282	191,974	1,397	1,213	(28.4)	(17.6)	15.2

Pulp
Domestic Sales	45,767	17,680	24,011	8,677	525	491	158.9	176.7	6.9
Export Market	223,062	216,400	132,577	119,647	594	553	3.1	10.8	7.5
Total	268,828	234,079	156,588	128,324	582	548	14.8	22.0	6.3

Total Domestic Sales	144,481	134,377	169,616	161,939	1,174	1,205	7.5	4.7	(2.6)
Total Export Market	237,661	258,029	145,254	158,359	611	614	(7.9)	(8.3)	(0.4)

TOTAL	382,142	392,406	314,870	320,298	824	816	(2.6)	(1.7)	0.9

14/17

INCOME STATEMENT
								US$ Million
	2nd QTR 07		1st QTR 07		2nd QTR 06		Change
	US$	%	US$	%	US$	%	2Q07/1Q07	2Q07/2Q06
Net Operating Revenue	315	100%	341	100%	321	100%	-8%	-2%
Domestic Sales	170	54%	172	50%	162	50%	-1%	5%
Export Sales	145	46%	169	50%	159	50%	-14%	-9%
Operating Cost and Expenses	(278)	-88%	707	207%	(250)	-78%	-139%	11%
Cost of sales	(204)	-65%	(219)	-64%	(199)	-62%	-7%	2%
Selling and marketing	(34)	-11%	(36)	-10%	(33)	-10%	-5%	3%
General and administrative	(14)	-4%	(14)	-4%	(15)	-5%	1%	-6%
Other operating (expenses) income, net	(26)	-8%	975	286%	(3)	-1%	-103%	767%
Operating Profit	37	12%	1,047	307%	71	22%	-96%	-48%
Non-operating income (expense)	75	24%	47	14%	18	6%	59%	314%
Financial income	26	8%	30	9%	60	19%	-15%	-57%
Financial expense	(35)	-11%	(31)	-9%	(34)	-11%	11%	3%
Foreign exchange gain (loss) and unrealized gain (loss) on swaps, net	84	27%	48	14%	(8)	-2%	73%	-1146%
Income (loss) before taxes and equity income (loss) of investees	112	35%	1,094	321%	89	28%	-90%	25%
Income tax expense	(11)	-3%	(18)	-5%	(4)	-1%	-38%	175%
Income (loss) before equity income (loss) of investees	101	32%	738	217%	85	26%	-86%	18%
Equity income (loss) affiliates	20	6%	16	5%	14	4%	27%	45%
Net Income (Loss)	121	39%	754	221%	99	31%	-84%	22%

Depreciation and depletion	33	10%	39	12%	57	18%	-16%	-42%
EBITDA adjusted	95	30%	109	32%	128	40%	-13%	-26%
EBITDA consolidated (inc. 50% of Conpacel)	113	36%	123	36%		-	-8%

15/17

BALANCE SHEET
			US$ million
ASSETS	JUN / 07	MAR / 07	JUN / 06
CURRENT ASSETS	1,258	1,238	1,132
Cash and Cash Equivalents	391	346	399
Available for sales securities	306	384	251
Unrealized loss from cross currency interest rate swaps	3	-	-
Trade Accounts Receivables, net	169	182	177
Inventories	214	180	186
Deferred income tax	28	22	31
Recoverable taxes	115	88	69
Other	32	36	192
Investment in affiliates, including goodwill	949	904	932
Property, Plant and Equipment - Net	3,433	3,187	1,941
Other Assets	190	136	221
Deferred Income Tax	-	-	83
Other	190	136	138
TOTAL ASSETS	5,830	5,465	4,226

LIABILITIES	JUN / 07	MAR / 07	JUN / 06
CURRENT LIABILITIES	659	723	517
Trade payables	131	130	52
Short-term debt	229	239	195
Current portion of long-term debt	230	158	129
Unrealized losses from foreign currency and interest rate swaps	-	4	57
Payroll, profit sharing and related charges	18	13	19
Income and social contribution taxes	25	17	2
Interest attributable to capital payable	-	134	-
Other	26	28	63
LONG TERM LIABILITIES	1,757	1,624	1,411
Long-term debt	1,176	1,106	1,157
Deferred income tax	377	333	-
Unrealized losses from currency interest rate swaps	-	-	62
Accrued liabilities for legal proceedings (incl. Post-retirement benefits)	204	185	192
SHAREHOLDERS' EQUITY	3,414	3,118	2,298
Preferred shares, no par value, 280,000,000 shares authorized, 98,443,055 shares issued and outstanding	953	953	1,026
Common shares, no par value, 140,000,000 shares authorized, 105,702,452 shares issued and outstanding	1,053	1,053	1,053
Additional paid-in capital	35	35	29
Treasury shares, at cost 2007 - 28,900 preferred shares (2006 - 31,998 preferred shares)	(1)	(1)	(13)
Appropriated retained earnings	86	86	72
Unappropriated retained earnings	1,569	1,448	678
Cumulative translation adjustment	(281)	(456)	(547)
Net unrealized gains on available for sale securities	-	-	-
TOTAL LIABILITIES	5,830	5,465	4,226

16/17

CASH FLOW STATEMENT

			US$ Million
CASH FLOW FROM OPERATING ACTIVITIES	2nd QTR 07	1st QTR 07	2nd QTR 06
NET INCOME (LOSS)	121	754	99

Adjustments to reconcile net income to cash provided by operating activities :

Gain on exchange of assets net of deferred tax	-	(651)	-
Foreign exchange (gains) losses and unrealized (gains) losses on swaps, net	(84)	(48)	8
Equity in earnings of affiliates	(20)	(16)	(14)
Deferred income tax	11	8	-
Depreciation and depletion	33	39	57
Loss on disposal of property, plant and equipment	1	(4)	-
Gain on sale of investments	(9)	-	-
Write-off of goodwill	-	12	-
Complement paid to International Paper, net of deferred tax	23	-	-
Changes in operating assets and liabilities :
Trade accounts receivable	26	28	23
Inventories	(21)	27	(9)
Other assets	(50)	10	11
Liabilities	(15)	(44)	(49)
Net cash provided by operating activities	16	115	126

CASH FLOWS FROM INVESTING ACTIVITIES
Available for sale securities sold, net	114	14	104
Sale of an interest in affiliate	19	20	-
Acquisition of PP&E	(74)	(74)	(77)

Net cash provided (used) in investing activities	59	(40)	27

CASH FLOWS FROM FINANCING ACTIVITIES

Net short-term debt borrowings / (repayments)	84	(84)	(36)
Long-term debt Issuances	154	-	81
Repayments	(105)	(45)	(148)
Dividends Paid	(136)	-	(110)
Net cash provided by (used in) financing activities	(3)	(129)	(213)
Effect of exchange rate changes on cash and cash equivalents	(27)	11	4
Effect on cash and cash equivalent of exchange assets	-	(16)	-
Net increase (decrease) in cash and cash equivalents	45	(59)	(56)
Cash and cash equivalents at beginning of period	346	405	455
Cash and cash equivalent at end of period	391	346	399
17/17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC.
(Registrant)
Date: 7/17/2007	By:	/s/ Valdir Roque
Name: Valdir Roque
Title: Chief Financial Officer